January 13, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Amanda Ravitz and Ms. Heather Percival

Re:	Great Basin Scientific, Inc.
Registration Statement on Form S-1
Filed November 3, 2015
File No. 333-207761

Dear Ms. Ravitz and Ms. Percival:

We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated November 30, 2015 (the “SEC Comment Letter”) regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) filed by Great Basin Scientific, Inc. (the “Company”). The numbered responses set forth below contain each of the Staff’s comments in total set off in bold type and correspond to the numbered comments contained in the SEC Comment Letter.

Concurrently herewith, we are filing with the Commission by EDGAR transmission and by Federal Express an amended draft of the Registration Statement (the “Amendment”). To aid in your review, we have also enclosed with this letter a copy of the Amendment which is marked to indicate all of the changes from the Registration Statement. The changes made in the Amendment are principally in response to the Staff’s comments as set forth in the SEC Comment Letter, however, other changes reflected by the Amendment relate to the change in the structure of the offering. Specifically, the Company will offer to selected purchasers Class A Units, each Class A Unit consisting of one share of the Company’s common stock and one Series E Warrant to purchase one share of the Company’s common stock. The Company will also offer to those purchasers whose purchase of Class A Units in this offering would result in their beneficial ownership, together with their affiliates and certain related parties, of more than 9.99% of the Company’s outstanding common stock following the consummation of this offering, the opportunity to purchase, in lieu of Class A Units, Class B Units, with each Class B Unit consisting of one pre-funded Series F Warrant to purchase one share of the Company’s common stock and one Series E Warrant. The Company is also offering Series G Warrants, each to purchase one additional Class A Unit, and Series H Warrants, each to purchase one additional Class B Unit. The Series G Warrants are being offered at a price of $0.01 per Series G Warrant. The Series H Warrants are being offered at a price of $0.01 per Series H Warrant.

Securities and Exchange Commission

January 13, 2016

Our responses are as follows:

General

Comment No. 1.

1.	Revise your filing to include all information except that which can be excluded pursuant to Rule 430A. We note for example only that you have omitted the volume of securities being offered and the exercise price of your warrants.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure in the Registration Statement to include all the information known at the time of filing that may not be omitted in reliance on rule 430A. For the warrants, we have indicated how the warrants will be priced relative to market price. We will file a further amendment prior to seeking acceleration of effectiveness that will include any remaining missing information that may not be omitted in reliance on rule 430A, including volume of securities.

Comment No. 2.

2.	Before you request acceleration of your registration statement, please tell us the date that you received shareholder approval of the reverse split and/or increase in authorized shares to ensure that you have sufficient authorized capital to undertake the registered offering.

Great Basin Scientific, Inc.’s Response:

On December 8, 2015, our stockholders approved an amendment to our Seventh Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to effect a reverse stock split of the our common stock at a ratio between 1 to 50 and 1 to 60, such ratio to be determined by our board of directors (the “Board”), and to reduce the par value of the Company’s common stock from $0.001 to $0.0001 (the “Reverse Stock Split”). Immediately after the special meeting of our stockholders, the Board held a meeting and approved the Reverse Stock Split at a ratio of 1 to 60.

On December 10, 2015, we filed a Second Certificate of Amendment to our Certificate of Incorporation with the Secretary of State of the State of Delaware, which effected the Reverse Stock Split on December 11, 2015 at 5:00 pm EST.

Fee Table

Comment No. 3.

3.	Please revise your fee table to separately indicate the proposed maximum aggregate offering price of each class of securities registered, rather than solely the aggregate amount for all securities. Also, please address the warrant exercise price in your fee table. Refer to Securities Act Rules Compliance and Disclosure Interpretations Question 240.06.

Securities and Exchange Commission

January 13, 2016

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have revised the fee table to separately indicate the proposed maximum aggregate offering price of each class of securities registered. In addition, we have revised the fee table to take into account a bona fide estimate of the exercise price of the Series F Warrants, the Series G Warrants and the Series H Warrants. In addition, we have remitted an additional registration fee to the Commission to cover the estimated exercise price of the Series F Warrants, the Series G Warrants and the Series H Warrants. Note that we are not registering the exercise of the Series E Warrants as they are not exercisable for the period of one year and a day from their date of issuance. The Company intends to file a registration statement to cover the exercise of the Series E Warrants to bring it effective prior to the Series E Warrants becoming exercisable.

Prospectus Cover

Comment No. 4.

4.	Please identify who the “selected purchasers” are.

Great Basin Scientific, Inc.’s Response:

We have revised the description of the offering to remove the reference to selected purchasers. The offering is being done on a best efforts basis and will be offered broadly to a variety of potential investors by the placement agent. As a result of the structure of the offering, we do not know the identity of purchasers as of the date of this Letter and we will not know the identity of such purchasers until such purchasers purchase securities offered in the offering.

Comment No. 5.

5.	We note that each common share is being offered together with a Series D warrant. Please briefly describe whether and when these two securities will trade separately. In addition, it appears that you should register, as a separate security, the combined share and warrant. Please revise or advise.

Great Basin Scientific, Inc.’s Response:

In light of the new structure of the offering and in response to the Staff’s comment, we have revised the disclosure in the Registration Statement to clearly indicate that although the purchasers are purchasing Class A Units or Class B Units, as applicable, the purchasers will receive only shares of common stock, Series E Warrants, pre-funded Series F Warrants, Series G Warrants and Series H Warrants, as applicable. We have also revised the disclosure in the Registration Statement to indicate that the common stock, the Series E Warrants, the pre-funded Series F Warrants, the Series G Warrants and the Series H Warrants will be issued separately and may be transferred separately immediately upon issuance. In addition, we have revised the fee table to register, as a separate security, the Class A Units, the Class B Units, the Series G Warrants and the Series H Warrants.

Securities and Exchange Commission

January 13, 2016

Comment No. 6.

6.	Identify the placement agent as an underwriter.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have added a statement to the cover page of the prospectus to identify the placement agent as an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended.

Comment No. 7.

7.	Please include on your one page prospectus cover, the date the offering will end and any instance in which the offering may be closed prior to this date. Also, if the offering may be terminated at any time prior to closing, describe the mechanics of such termination. Further, given that you have not made arrangements to place the proceeds in escrow prior to the completion of this offering, please describe the effect of this on investors. Refer to Item 501(b)(8) of Regulation S-K.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure on the prospectus cover of the Registration Statement to include an estimated closing date for the offering and corresponding disclosure on whether this date may be terminated or extended prior to closing. In addition, we have revised the disclosure on the prospectus cover of the Registration Statement to reflect that the proceeds will not be placed into escrow prior to the completion of the offering and the effect of that on investors.

Use of Proceeds

Comment No. 8.

8.	Given that you are planning to conduct your offering on a best efforts basis, please quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell less than the maximum amount of securities offered. Include a reasonable range of potential outcomes regarding the number of securities that you might sell.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have revised the disclosure in use of proceeds section of the Registration Statement to include a table setting forth the use of proceeds in the offering in the event we sell 10%, 50% or 100% of the securities offered.

Securities and Exchange Commission

January 13, 2016

Dilution, page 42

Comment No. 9.

9.	We note the last sentence of this section. Please show us how your dilution disclosure would differ if all of the securities underlying the pre-funded rights were exercised.

Great Basin Scientific, Inc.’s Response:

In light of the change in the structure of the offering and in response to the change the Staff’s comment, the Company has amended the “dilution” section in the Registration Statement to show the hypothetical dilutive effect assuming the offer and sale of the Class A Units, the Class B Units and all the pre-funded Series F Warrants included in the Class B Units being offered are exercised.

Pre-Funded Rights, page 110

Comment No. 10.

10.	Please revise your disclosure to clarify the purpose of offering the pre-funded rights and the associated risks. For example, more clearly describe what you mean when you say that the rights are “pre-funded,” the purpose of “pre funding” the rights, and how the rights you are offering achieve this purpose. Likewise, describe the purpose of the ownership threshold included in the prefunded rights as mentioned on the prospectus cover.

Great Basin Scientific, Inc.’s Response:

In response to the Staff’s comment, we have included disclosure in the “description of offered securities-series f warrants” describing what we mean when we say the Series F Warrants are “pre-funded”, the purpose of “pre-funding” the Series F warrants, how the Series F Warrants achieve this purpose and the purpose of the ownership threshold included in the pre-funded Series F Warrants as mentioned on the prospectus cover.

* * * * *

Great Basin Scientific, Inc. hereby acknowledges that:

•	Great Basin Scientific, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	Great Basin Scientific, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 13, 2016

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at 303-523-4014, or Jason Brenkert of Dorsey & Whitney LLP at (303) 352-1133.

Sincerely,

Great Basin Scientific, Inc.

/s/ Ryan Ashton

Ryan Ashton

Chief Executive Officer

cc:	Jason Brenkert, Dorsey & Whitney LLP